UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq.

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

(763) 514-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Additional Information will be Filed with the U.S. Securities and Exchange Commission (“SEC”)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Medtronic Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a wholly-owned subsidiary of Medtronic plc (“Medtronic”), for all of the issued and outstanding shares of common stock, $0.001 par value per share, of HeartWare International, Inc. (“HeartWare”) not held by a person or entity described in Delaware General Corporation Law Section 251(h)(2)(a) through (d) for $58.00 per share in cash, to be commenced pursuant to the Agreement and Plan of Merger, dated June 27, 2016, by and among Parent, Purchaser and HeartWare.

Neither this tender offer statement on Schedule TO nor the presentation filed herewith is an offer to purchase nor a solicitation of an offer to sell shares of HeartWare. Purchaser has not yet commenced the tender offer to purchase HeartWare’s outstanding common stock described in this tender offer statement on Schedule TO.

Upon commencement of the tender offer to purchase HeartWare’s outstanding common stock, Medtronic, Parent and Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Following commencement of the tender offer, HeartWare will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Medtronic, Parent, Purchaser, HeartWare, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Medtronic, Parent, Purchaser and HeartWare through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting Medtronic’s Investor Relations department at investor.relations@medtronic.com, or HeartWare’s Investor Relations department at investors@HeartWare.com.

ITEM 12.	EXHIBITS

Exhibit No.	Description

99.1	HeartWare Employee Presentation, dated June 27, 2016